SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of February 2016

Commission File Number 1-15224

ENERGY COMPANY OF MINAS GERAIS

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form  40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Item
1.	Summary of Minutes of the 604th Meeting of the Board of Directors Held on August 14, 2014
2.	Summary of Minutes of the 650th Meeting of the Board of Directors Held on December 10, 2015
3.	Extraordinary General Meeting to be held on January 20, 2016: Convocation and Proposal
4.	Material Announcement Dated December 18, 2015: Public Offer for cancellation of listing registry of Redentor Energia S.A.
5.	Material Announcement Dated December 21, 2015: Injunction given in Supreme Court action on Jaguara Plant
6.	Material Announcement Dated December 28, 2015: Cemig’s distribution concession extended for 30 years
7.	Minutes of the Extraordinary General Meeting of Stockholders Held on December 29, 2015
8.	Notice to Stockholders Dated December 30, 2015: Payment of Interest on Equity: R$200 million
9.	Material Announcement Dated January 5, 2016: Cemig Signs Concession Contracts for 18 Generation Plants
10.	Market Notice Dated January 4, 2016: Clarification on media report
11.	Market Announcement Dated January 7, 2016: CemigTelecom: private sector negotiation
12.	Market Announcement Dated January 7, 2016: Cemig in Brazil’s ICO2 Carbon Efficient Index for 6th consecutive year
13.	Summary of Principal Decisions of the 652nd Meeting of the Board of Directors Held on January 14, 2016
14.	Market Announcement Dated January 15, 2016: Cemig GT’s decisions on renegotiation of hydrological risk factors
15.	Material Announcement Dated January 19, 2016: Redentor Energia S.A.: delisting finalized
16.	Minutes of the Extraordinary General Meeting of Stockholders Held on January 20, 2016
17.	Market Announcement Dated January 22, 2016: Material stockholding – Banco Clássico
18.	Material Announcement Dated February 2, 2016: Increase in the capital of Renova

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: February 8, 2016	By:	/s/ Fabiano Maia Pereira
	Name:	Fabiano Maia Pereira
	Title:	Chief Officer for Finance and Investor Relations

1. SUMMARY OF MINUTES OF THE 604TH MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 14, 2014

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 604TH MEETING

Date, time and place:	August 14, 2014, at 9.30 a.m., at the Company’s head office.
Meeting Committee:	Chair: Djalma Bastos de Morais; Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized opening of Administrative Tender Proceedings for, and contracting of, third party liability insurance for members of the Boards of Directors and Audit Boards, for Chief Officers, and for employees that act legally by delegation from the Managers, throughout the whole Cemig Group, to cover expenses of legal proceedings, fees of counsel, and indemnities arising from legal and administrative actions/proceedings, whether in plaintiff or defendant position, during and after any periods of office, arising from facts or events related to the exercise of their functions, for twelve months, able to be extended up to a limit of sixty months.

IV	The Board ratified:

a)	Appointment of the employee César Vaz de Melo Fernandes, to be a sitting member of the Boards of Directors of Santo Antônio Energia S.A. (Saesa) and of Madeira Energia S.A. (Mesa), to serve until August 2015 or until his duly elected successor is sworn in.

b)	Signature of the First amendment to Concession Contract 14/2000–Aneel, with the federal government, through the National Electricity Agency, Aneel, to correct the voltage of the transmission lines, and change elements of the Basic Plan, for the Irapé Hydroelectric Plant.

V	The Board oriented the board members appointed by the Company to vote, in meetings of the Board of Directors of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), in favor of;

1) Authorization for	Empresa Santos Dumont de Energia S.A. (ESDE)
to increase its share capital to:	fifty four million four hundred seventy nine thousand nine hundred ninety nine Reais and fifty nine centavos,
through issuance of:	nine million seven hundred ninety four thousand six hundred fifty eight nominal common shares without par value; and
– authorization for	Empresa Paraense de Transmissão de Energia S.A. (ETEP) to subscribe 100% of the common shares to be issued by ESDE; and
– alteration of the by-laws of ESDE:
(i) to adjust the registered share capital and number of shares to be issued by ESDE, and (ii) to remove the requirement that members of the Board of Directors must be stockholders;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2) – authorization for	Lumitrans Companhia Transmissora de Energia Elétrica (Lumitrans)
to increase its share capital to:	ninety three million seven hundred forty four thousand two Reais seventy six centavos,
through issuance of	fourteen million four hundred thirty six thousand thirty six nominal common shares without par value; and
– authorization for	Empresa Amazonense de Transmissão de Energia S.A. (EATE) to subscribe 80% of the common shares to be issued by Lumitrans; and
– alteration of the by-laws of Lumitrans:
(i) to reflect the share capital and the number of shares issued, and (ii) to remove the requirement that members of the Board of Directors must be stockholders.

3) – Authorization for	STC – Sistema de Transmissão Catarinense S.A.
to increase its share capital to:	two hundred fourteen million four hundred fifteen thousand nine hundred ninety nine Reais and forty four centavos,
through issuance of	forty eight million six hundred sixty three thousand two hundred forty six nominal common shares without par value; and
– authorization for EATE	to assign the right to subscription to the 80% of the common shares to be issued by STC, referred to above, to Empresa Norte de Transmissão de Energia S.A. (ENTE); and
– authorization for ENTE	to subscribe said 80% of the common shares to be issued by STC;
– and alteration of the bylaws of STC:
(i) to reflect the share capital and the number of shares issued by STC, and (ii) to remove the requirement that members of the Board of Directors must be stockholders.

VI	Withdrawn from the agenda: The following matter was withdrawn from the agenda:

Constitution of the Ativas Proof Consortium (Consórcio Ativas Proof), by Ativas Data Center S.A. and Proof Serviços e Comércio de Informática Ltda., for provision of services of consultancy in security, localized security services, support and monitoring, and implementation of an SIEM system, to the National Electricity System Operator (ONS).

VII	Comments on matters of interest to the Company were made by: the Chair of the Board; Chief Officer Fernando Henrique Schüffner Neto; and General Manager Leonardo George de Magalhães.

VIII	Unpaid leave: The Chair informed the Board that the Member Fuad Jorge Noman Filho has requested unpaid leave from his functions as a member of this Board of Directors of the Company, for the period from August 11 to October 31, 2014, for personal reasons, as per a letter in the Company’s possession.

The following were present:

Board members:

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

João Camilo Penna,

José Pais Rangel,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

Custódio Antonio de Mattos,

Newton Brandão Ferraz Ramos,

Paulo Sérgio Machado Ribeiro,

Tarcísio Augusto Carneiro,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Marco Antonio Rodrigues da Cunha,

Marina Rosenthal Rocha;

Chief Officer:	Fernando Henrique Schüffner Neto;
General Manager:	Leonardo George Magalhães;
Secretary:	Anamaria Pugedo Frade Barros.

(Signed:) Anamaria Pugedo Frade Barros.

Commercial Board of Minas Gerais State.

I certify registry, on December 21, 2015, under Number: 5634869,

Receipt No.: 15/867.052-3.

Marinely de Paula Bomfim – General Secretary.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. SUMMARY OF MINUTES OF THE 650TH MEETING OF THE BOARD OF DIRECTORS HELD ON DECEMBER 10, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES

OF THE

650TH MEETING

Date, time and place:	December 10, 2015, at 8.30 a.m., at Av. Barbacena, 1200 – 21st Floor, Belo Horizonte, Minas Gerais
Meeting Committee:	Chair: José Afonso Bicalho Beltrão da Silva Secretary: Anamaria Pugedo Frade Barros

Summary of proceedings:

I	Conflict of interest: The Board Members listed below stated that they had no conflict of interest with the matters on the agenda of the meeting.

II	The Board approved the minutes of this meeting.

III	The Board authorized:

(A)	Provision of a surety guarantee, by statement of such guarantee printed on the physical Notes, for the

Sixth Issue of Commercial Promissory Notes by Cemig GT

(Cemig Geração e Transmissão S.A., a corporation registered with the Brazilian Securities Commission (CVM) with head office in Belo Horizonte, Minas Gerais State, Brazil at Av. Barbacena 1200, 12th floor, B1 Wing, Santo Agostinho, CEP 30190-131, registered in the CNPJ/MF under Nº 06.981.176/0001-58), in accordance with CVM Instruction 476/2009, as amended (‘Instruction 476’), CVM Instruction 566/20125 (‘Instruction 566’), and other applicable regulations, having as its target public exclusively professional investors, as defined by Article 9-A of CVM Instruction 539/2013, as amended, including amendment by CVM Instruction 554/2014, combined with Articles 2 and 3 of CVM Instruction 476 (‘Professional Investors’) – the issue to have the following characteristics:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Issuer:	Cemig GT.
Managers:	BB Banco de Investimento S.A. (Lead Manager), Banco Bradesco BBI S.A. and Caixa Econômica Federal.
Fiduciary Agent:	Planner Trustee DTVM Ltda.
Surety guarantee:	The promissory notes (‘the Notes’) and all the obligations resulting from them will have the surety guarantee of Cemig (Companhia Energética de Minas Gerais), printed on each Note.
Other guarantees:

In up to one hundred and eighty calendar days from the Issue Date, conditional upon prior approval by the National Electricity Agency (Agência Nacional de Energia Elétrica – Aneel) and the Brazilian Development Bank (Banco Nacional de Desenvolvimento Econômico e Social – BNDES), arising from legal and contractual aspects, the Notes and all the obligations resulting from them shall have the following guarantee:

– Fiduciary assignment of rights to receivables arising from activities of the Hydroelectric Plants (as defined below) (Fiduciary Assignment and Assignment jointly with Surety and Guarantees), the Issuer undertaking to replace the entirely of the Notes in up to one business day from formalization of the Fiduciary Assignment, so as to cause the constitution of the Fiduciary Assignment in favor of the Fiduciary Agent, as representative of the holders of the Notes, to be inscribed on the Notes.

Use of proceeds:	Payment of the first installment of the fee for grant of the concessions of hydroelectric plants of Lot D of Aneel Auction 12/2015 (‘the Hydroelectric Plants’ and ‘the Auction’), directly by the Issuer and/or indirectly through special-purpose companies that are wholly-owned subsidiaries of the Issuer.
Volume of the Issue:	One billion four hundred forty million Reais.
Number of Series:	The issue will have one single series only.
Nominal Unit Value:	Ten thousand Reais, on the Issue Date.
Quantity of Notes:	One hundred forty four.
Placement procedure and regime:	The distribution shall be public, with restricted placement efforts, under the regime of firm guarantee of individual, non-joint subscription by the Managers for a volume of four hundred eighty million Reais by each Manager, comprising total volume of one billion four hundred and forty million Reais, to be exercised only in the event of the demand for and actual financial subscription of the Notes by Professional Investors being lower than the quantity of Notes actually offered, by the Settlement Date. The commitment of firm guarantee by the Managers shall obey the terms and conditions to be defined in the Contract for Structuring, Management, and Public Distribution, with Restricted Placement Efforts, under the regime of Firm Guarantee of Subscription, of Commercial Promissory Notes of the Sixth Issue by Cemig Geração e Transmissão S.A.
Form:	The Notes will be issued in physical form and be held on deposit at the financial institution qualified to provide services of physical custody of the Notes (Mandated Bank and Custodian Bank), and will be transferable by signed endorsement simply transferring ownership. For all purposes of law ownership of the Notes shall be proven by possession of the related physical Note. Additionally, for those Notes deposited electronically at Cetip S.A. – Mercados Organizados (‘Cetip’), ownership will be proven by the statement of account issued by Cetip in the name of the holder.
Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Form and price of subscription:	Each Note shall be paid at sight in Brazilian currency, at the Nominal Unit Value, on the date of its effective subscription, as per procedures of Cetip.
Registry for Distribution:	The Notes will be deposited for distribution in the primary market exclusively through the Asset Distribution Module (Módulo de Distribuição de Ativos – MDA), managed and operated by Cetip, with financial settlement of the distribution through Cetip. Together with settlement, the Notes shall be deposited, in the name of the holder, in the Electronic Custody System of Cetip.
Maturity Period:	Up to three hundred and sixty days from the Issue Date.
Remuneration:	The nominal unit value of the Notes shall not undergo monetary updating. The Notes will pay remuneratory interest equal to 120% of the accumulated variation represented by the one-day over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred and fifty-two business days basis, calculated and published daily by Cetip in its daily bulletin available on its website (http://www.cetip.com.br)(‘the Remuneration’). The Remuneration will be calculated on an exponential and cumulative basis, pro rata temporis, by business days elapsed, on the Nominal Unit Value of each Promissory Note, from the Issue Date up to the Remuneration Payment Date, according to the criteria set out in the ‘Cetip21’ Manual of Formulas for Notes and Bonds (Caderno de Fórmulas – Notas Comerciais e Obrigações—Cetip21) – which is available for consultation as stated above. These criteria will be printed on the physical Notes.
Payment of the Remuneration:	In a single payment, on the Maturity Date, or on the Date established in the Early Redemption Offer (as defined below), or of optional early redemption, or on the date on which early maturity of the Notes takes place as a result of any of the Default Events described on the printed Notes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Amortization of Nominal Unit Value:	In a single payment, on the Maturity Date, or on the Date established in the Early Redemption Offer (as defined below), or of optional early redemption, or on the date on which early maturity of the Notes takes place as a result of any of the Default Events described on the printed Notes.
Registry for Trading:	The Notes will be deposited for trading in the secondary market, through the Cetip21–Securities module, managed and operated by Cetip, with financial settlement of trades and electronic custody of the Notes carried out in Cetip. The Notes may be traded only in regulated securities markets, after 90 days from the date of each subscription or acquisition by Professional Investors, and only between Qualified Investors, in accordance with Articles 13 and 15 of CVM Instruction 476, and subject to compliance by the Issuer with the obligations stated in Article 17 of that Instruction.
Renegotiation:	None.
Early Redemption Offer:	The Issuer may, at its exclusive option and at any time from the Issue Date, upon approval by the competent bodies, make an offer for early redemption of the Notes, addressed to all holders of the Notes, without distinction, and they shall all have equal conditions to accept or not accept the offer for early redemption of the notes they hold (‘the Early Redemption Offer’). All the stages of this process of total early redemption offer shall take place outside the ambit of Cetip. The early redemption shall take place at the Nominal Unit Value, plus the remuneration, calculated pro rata temporis from the Issue Date up to the actual date of the redemption. The Issuer shall notify Cetip of occurrence of the early redemption with at least two business days’ prior notice of the date of the event. The other terms and conditions of the Early Redemption Offer shall be detailed on the printed Notes.
Optional early redemption:	The Issuer may, in the terms of Paragraphs 2, 3 and 4 of Article 5 of CVM Instruction 566, at its exclusive option, make early redemption of the Notes in whole or in part, at its exclusive option, at any time after one hundred eighty calendar days from the Issue Date, upon payment of the Nominal Unit Value plus the Remuneration, calculated pro rata temporis from the Issue Date up to the date of actual redemption, in accordance with the applicable legislation, provided that it gives Cetip, the Fiduciary Agent and the holders of the Notes advance notice of five business days, without payment of any premium to the holders of the Notes. In the event of partial optional early redemption, the criterion of selection by lottery shall be adopted, in the terms of Paragraph 5 of Article 5 of CVM Instruction 566, and all the stages of this process, such as entry, qualification, counting and validation of the quantities of Notes to be redeemed shall be effected outside the ambit of Cetip. By subscribing, paying-up and/or acquiring the Notes, holders of the Notes will be giving express advance consent to unilateral optional early redemption by the Issuer.
Place of Payment:	For Notes held in electronic custody at Cetip: in accordance with the procedures of Cetip. For Notes that are not deposited electronically at Cetip: at the Issuer’s head office, or in accordance with the procedures of the Mandated and Custodian Bank.
Extension of periods:	If the date of maturity of an obligation coincides with a day that is not a business or banking business day at the location of the head office of the Company, the date of payment of any obligation shall be deemed automatically postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or national public holiday.
Early Maturity:	Holders of the Notes may declare all the obligations arising from the Notes which they hold to be due and payable, and demand immediate payment by Issuer and/or by Guarantor (any payments made by Guarantor to be made outside the ambit of Cetip) of the Nominal Unit Value of the Notes, augmented by the Remuneration and the financial charges, both calculated pro rata temporis, from the Issue Date up to the date of actual payment, by letter delivered by hand with advice of receipt, or letter posted with advice of receipt service, addressed to the head office of Issuer and/or Guarantor, in any of the following events (‘Default Events’):

a)     Liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor; application for bankruptcy by Issuer and/or Guarantor; application for bankruptcy of Issuer and/or Guarantor made by a third party and not duly cured by deposit in court nor contested within the legal period; proposal by Issuer and/or Guarantor to any creditor or class of creditors of a plan for out-of-court recovery, whether or not court ratification of any such plan has been applied for; or application to the Court by Issuer and/or Guarantor for judicial recovery, whether or not granted by the competent judge.

(b)    Non-compliance, by Issuer and/or by Guarantor, within the specified period, with any pecuniary obligation arising from the Notes.

(c)    Early maturity of any pecuniary obligation of Issuer and/or of Guarantor arising from default on an obligation to pay any individual or aggregate amount, per legal entity, greater than one hundred million Reais or its equivalent in other currencies.

(d)    Change, transfer or assignment, direct or indirect, of stockholding control of Issuer and/or of Guarantor, unless this takes place by order of a court, without the prior consent of holders of Notes representing at least 75% of the Notes in Circulation.

(e)    Termination, for any reason, of a concession contract held by Issuer and /or by Guarantor such as represent/s an adverse material impact on the payment capacity of Issuer and/or Guarantor, except in relation to the São Simão, Jaguara or Miranda Plants.

(f)    Legitimate protest of receivables against Issuer and/or against Guarantor the global value of which, individually or jointly, exceed/s one hundred million Reais or its equivalent in other currencies, unless, within a maximum of thirty calendar days from the date of maturity of the obligation

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

becoming due, either (a) the protest has been validly proven by Issuer and/or Guarantor (as the case may be) to the Fiduciary Agent to have been filed in error or due to bad faith by a third party; or (b) the protest is suspended or canceled; or (c) guarantees are given in court.

(g)    Non-compliance by Issuer and/or by Guarantor, as the case may be, with any non-pecuniary obligation specified in the printed Notes, not cured within thirty calendar days from the date on which the written notice sent by the Fiduciary Agent to the Issuer is received.

(h)    Omission by Issuer and/or Guarantor, as the case may be, to pay on the due date any debt or any other obligation issued by Issuer and/or Guarantor, as the case may be, under any agreement or contract to which it is party as borrower or Guarantor, involving an amount, individually or jointly, per legal entity, of one hundred million Reais or more or its equivalent in other currencies, or not to take the legal and/or judicial measures required for suspension of the payment.

(i)    Privatization, merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization (including absorption and/or absorption of shares) by or of Issuer and/or Guarantor that results in reduction of the share capital of Issuer and/or Guarantor, unless it is by reason of an order of a Court or a regulatory order, or does not cause a change the rating of Issuer and/or Guarantor that existed on the Issue Date.

(k)    Assignment, promise or any form of transfer or promise of transfer to third parties, in whole or in part, by Issuer and/or by Guarantor, of any of its/their obligations assumed under the Notes, without prior written consent of holders of Notes representing at least 75% of the Notes in Circulation.

(k)    Invalidity, nullity or non-enforceability of the Notes or of their guarantee.

(l)    The net proceeds of the Issue not being used strictly in the terms indicated in the item ‘Use of Proceeds’ above.

(m)   Existence of any false, misleading, incorrect, incomplete or insufficient statement made by Issuer and/or Guarantor in any of the documents related to the Issue.

(n)    Non-compliance with any judgment by a court or in the administrative sphere against the Issuer against which there is no further appeal, the individual or aggregate amount of which is one hundred million Reais or more or its equivalent in other currencies.

(o)    Change of type of company, by Issuer and/or by Guarantor.

(p)    Challenge of the Notes in the courts by any third party, in relation to which Issuer and/or Guarantor has not taken the necessary measures to contest the effects of said challenge within the legal period from the date on which Issuer and/or Guarantor becomes aware, by regular service of process, of such challenge being filed with the Courts.

(q)    Absence of appointment of the Fiduciary Agent, within one hundred eighty days from the Issue Date, provided that the prior consent to constitution of the Fiduciary Agent has been obtained from Aneel and of the Brazilian Development Bank (BNDES).

(r)    Payment of dividends, Interest on Equity or any other payment representing interest in the profits specified in the by-laws of Issuer, if Issuer is in default with the pecuniary obligations described in the printed Notes, expect for payment of the obligatory minimum dividend under Article 202 of the Corporate Law.

For the purposes of sub-item (i) above, privatization is defined as an event in which Guarantor, present direct controlling stockholder of Issuer, ceases to hold directly or indirectly the equivalent of, at least, 50% plus one share of the total voting stock of the Issuer; and/or the Government of the State of Minas Gerais, currently controlling stockholder of Guarantor, ceases directly or indirectly to hold the equivalent of, at least, 50% plus one share of the total voting stock of Guarantor.

If any of the Default Events specified in Sub-items (a), (b), (c), (d), (e), (j), (k) or (o) above takes place, maturity of the Notes shall immediately take place automatically, independently of advice or notification, in the courts or otherwise; the Fiduciary Agent must, however, immediately upon becoming aware of this, send written notice to the Issuer informing it of such event and of the early maturity of the Notes. In any of the other events indicated in the other sub-clauses above, the Fiduciary Agent must call a General Meeting of Holders of the Notes, within forty-eight hours from the date on which said Agent becomes aware of the occurrence of any of these events, to decide on non-declaration of early maturity of the Notes, which shall be decided by holders of Notes representing at least 75% of the Notes of the Issue.

Arrears charges:

In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to:

(a) arrears interest calculated pro rata temporis, from the date of default until the date of actual payment, of 1% per month on the amount due and unpaid, independently of advice, notification or interpolation through the courts or otherwise; and

(b) an agreed, irreducible, non-compensatory late fee of 2%, on the amount due and unpaid, independently of advice, notification or interpolation through the courts or otherwise.

As joint debtor and principal payer of all obligations arising from the Notes, up to their final settlement, Cemig undertakes to pay the obligations assumed by Issuer under the Issue.

The Surety is given by Cemig irrevocably, and shall remain in effect until full payment by Issuer of all of its obligations stated on the printed Notes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Board also authorized:

–	After conclusion of the due administrative processes for exemption from tender, signature of all the legal instruments, and any amendments, necessary for making the above-mentioned Issue effective.

–	Practice of all the acts necessary to put the above decisions into effect.

–	The Issue to take place only after consent has been obtained from the BNDES, the Minas Gerais Coordination Chamber for State-controlled Companies, and after revision, by the Extraordinary General Meeting of Stockholders of Cemig, of the following targets:

–	for the Company’s consolidated indebtedness as specified in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws, to 2.6 or less times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	for the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), established in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, to a maximum of 51%; and

–	for the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, to a limit of 62% of Cemig’s Ebitda.

(B)	Provision of a surety guarantee, with waiver of all benefits of order, rights and options for exoneration of any type specified in Articles: 333, sole sub-paragraph; 366; 821; 827; 830; 834; 835; 837; 838 and 839, of Law 10406/2002, as amended; and in Articles 77 and 595 of Law 5869/1973, as amended, for the

Fourth Issue of Non-convertible Debentures by Cemig D

(Cemig Distribuição S.A.) in accordance with Securities Commission (CVM) Instruction 476/2009, as amended (‘the Issue’ and ‘CVM Instruction 476’, respectively), with the following characteristics:

Issuer:	Cemig D.
Managers:	Financial institutions that are part of Securities Distribution System.
Guarantee:	The debentures and all obligations arising therefrom, principal and/or accessory, present and/or future, shall have the irrevocable surety guarantee of Companhia Energética de Minas Gerais – Cemig (‘the Guarantor’) as principal payer jointly responsible with the Issuer for all obligations arising from the Issue, principal and/or accessory, present and/or future, irrevocably, comprising the principal debt and all accessory obligations under the Debentures, including but not limited to arrears interest, contractual penalty payments and any other additions.
Fiduciary Agent:	Planner Trustee Distribuidora de Títulos e Valores Mobiliários Ltda.
Use of proceeds:	Optional early redemption of the Commercial Promissory Notes of the Issuer’s 8th Issue, and payments of other debts or strengthening of the cash position.
Volume of the Issue:	One billion six hundred and fifteen million Reais, on the Issue Date (as defined below).
Nominal Unit Value:	One thousand Reais, on the Issue Date.
Number of Debentures and Number of Series:	Up to one hundred sixty one thousand Debentures, to be distributed in up to two series, through the ‘communicating vessels’ structure. The existence and quantity of Debentures to be allocated to each series of the issue will be decided in accordance with the demand from investors for the Debentures, and the issuance of the Debentures of the Second Series is conditional upon distribution of at least ten thousand Debentures of the Second Series.
Distribution, and placement regime:	Public distribution, with restricted placement efforts, in the terms of CVM Instruction 476, under the regime of firm guarantee of placement of the totality of the Debentures by the Managers, partial distribution thus being unacceptable, with a target public of professional investors as defined by Article 9A of CVM Instruction 539/2013 as amended; and in the event of need for exercise of the firm guarantee this shall be exercised by the Managers individually and not jointly, and in proportion between them, only in relation to the Debentures of the First Series.
Form:	Nominal, book-entry debentures, without issuance of deposits or certificates. For all purposes of law, ownership of the Debentures shall be proven by statement issued by the Bookkeeping Institution, and additionally, in relation to the Debentures held in custody electronically at Cetip S.A. – Mercados Organizados (Cetip), the statement issued by Cetip in the name of each holder of the Debentures shall serve as proof of ownership of the Debentures.
Type:	Unsecured, with additional surety guarantee.
Convertibility:	Not convertible into shares in the Issuer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Issue Date:	December 15, 2015.
Tenor and Maturity Date:

a)     The Debentures of the First Series shall have maturity at three years from the Issue Date, thus maturing on December 15, 2018 (‘Maturity Date of the First Series’); and

b)    The Debentures of the Second Series shall have a period of maturity of five years from the Issue Date, thus maturing on December 15, 2020 (‘the Maturity Date of the Second Series’), subject, in both cases, to the possibility of Optional Early Redemption (as defined below), an Early Redemption Offer (as defined below), or early Maturity of the Debentures as a result of any Default Event (as defined below).

Updating of the Nominal Unit Value:

a)     The Nominal Unit Value of the Debentures of the First Series will not be updated.

b)    The Nominal Unit Value of the Debentures or the balance of the Nominal Unit Value of the Second Series will be updated by the accumulated variation of the IPCA (Expanded National Consumer Price) index, calculated and published by the IBGE (Brazilian Geography and Statistics Institute), and the amount shall be automatically incorporated into the Nominal Unit Value or into the balance of the Nominal Unit Value of the Debentures of the Second Series, as the case may be (‘Monetary Updating of the Second Series’).

Remuneration:

a)     Remuneratory interest shall accrue to the Nominal Unit Value of the Debentures of the First Series, at a rate corresponding to 100% of the accumulated variation resulting from the average rates for one-day Interbank Deposits – the ‘over extra grupo’ DI rate – expressed in the form of a percentage per year, on the 252 business days basis, calculated and published daily by Cetip, in its daily bulletin on its website (http://www.cetip.com.br), capitalized by a spread to be decided by a Bookbuilding Procedure, if carried out by the Managers, limited to 4.05% per year, on the 252 business days basis, or if a Bookbuilding procedure is not carried out by the Managers, of 4.05% per year, on the 252 business days basis (‘the Remuneration of the First Series’).

b)    Remuneratory interest corresponding to a given percentage per year, on the 252 business days basis, equivalent to the internal rate of return on IPCA+ 2020 Treasury securities, shall apply to the updated Nominal Unit Value or to the balance of the updated Nominal Unit Value, as applicable, of the Debentures of the Second Series. This annual percentage per year shall be ascertained in accordance with the arithmetic mean of the indicative rates published by the Brazilian Association of Financial and Capital Market Entities (Anbima) on its website (http://www.anbima.com.br) at the close of the first, second and third business days immediately prior to the date of carrying out of the Bookbuilding Procedure, augmented exponentially by a spread limited to 3.50%, or in the event that the Bookbuilding Procedure is not carried out, prior to the date of this present Meeting of the Board of Directors, augmented exponentially by a spread of 3.50% (hereinafter ‘the Remuneratory Interest of the Second series’ – and when referred to jointly with the Monetary updating of the Second Series, ‘the Remuneration of the Second Series’).

The Remuneration of the First Series and/or the Remuneration of the Second Series, as applicable, shall be calculated by the method of compound capitalization, pro rata temporis by business days elapsed, from the Date of Paying-Up (as defined below), or from the immediately prior date of payment of the Remuneration of the First Series and/or of the Remuneration of the Second Series, as applicable, until the day of its actual payment.
The Bookbuilding Procedure:

At the option of the Managers and of the Issuer, the Managers may organize a procedure of collection of investment intentions so as to decide, in common agreement with the Issuer:

a)     the number of series of the Issue;

b)    the quantity of Debentures of the First Series and/or of Debentures of the Second Series to be issued; and

c)     the final rate of the Remuneration of the First Series and/or of the Remuneratory Interest of the Second Series, as applicable.

If there is a Bookbuilding Procedure, the Issuer shall ratify:

a)     the number of series of the Issue;

b)    the quantity of Debentures of the First Series and/or of Debentures of the Second Series to be issued; and

c)     The final rate of the Remuneration of the First Series and/or of the Remuneratory Interest of the Second Series, as the case may be, through amendment to the Private Deed of the Fourth Issue of Unsecured, Non-convertible Debentures with Additional Surety Guarantee, in up to Two Series, for Public Distribution, with Restricted Efforts, of Cemig Distribuição S.A. (the Issue Deed), which shall be filed with the Commercial Board of Minas Gerais State (Jucemg) and registered in the Notaries’ Offices for Titles and Documents of the jurisdictions where the head offices of the Issuer, the Guarantor and the Fiduciary Agent are located, without the need for further corporate approval by the Issuer and by the Guarantor.

Amortization of the Nominal Unit Value:

a)     The Nominal Unit Value of the Debentures of the First Series shall be amortized in two consecutive installments, at the end of the second and third years from the Issue Date, the first becoming due on December 15, 2017, in an amount equivalent to 50% of the Nominal Unit Value of the Debentures of the First Series, and the second becoming due on December 15, 2018, in an amount equivalent to the balance of the Nominal Unit Value of the Debentures of the First Series.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)    The Nominal Unit Value of the Debentures of the Second Series shall be amortized in two consecutive installments, at the end of the fourth and fifth years from the Issue Date, the first becoming due on December 15, 2019, in an amount equivalent to 50% of the updated Nominal Unit Value of the Debentures of the Second Series, and the second becoming due on December 15, 2020, in the amount equivalent to the updated balance of the Nominal Unit Value of the Debentures of the Second Series.

Payment of the Remuneration of the First Series and the Remuneration of the Second Series:

a)     The Remuneration of the First Series will be paid annually, from the Issue Date, on the 15th day of December of each year, the first payment becoming due on December 15, 2016, and the last payment becoming due on the date of maturity of the First Series (or on a date of early settlement resulting from early maturity of the Debentures of the First Series due to one of the Default Events; or from Optional Early Redemption; or from the realization of an Early Redemption Offer by the Issuer); and

b)    The Remuneration of the Second Series will be paid annually, from the Issue Date, on the 15th day of December of each year, the first payment becoming due on December 15, 2016, and the last payment becoming due on the date of maturity of the Second Series (or on a date of early settlement resulting from early maturity of the Debentures of the First Series due to one of the Default Events; or from Optional Early Redemption; or from the realization of an Early Redemption Offer by the Issuer).

Registry for distribution and trading:

(a)    For distribution in the primary market, through the Assets Distribution Module (Módulo de Distribuição de Ativos – MDA), managed and operated by Cetip, with financial settlement of the distribution through Cetip;

(b)    for trading in the secondary market, through Cetip21–Securities, managed and operated by Cetip, with financial settlement of trades and electronic custody of the debentures carried out in Cetip.

The Debentures may be traded in the regulated markets for securities only after 90 days from the date of each subscription or acquisition by investors, in accordance with Articles 13 and 15 of CVM Instruction 476, and after it is confirmed that the Issuer has complied with the obligations specified in Article 17 of CVM Instruction 476, the Debentures may be traded only by qualified investors, as defined in the specific regulations

Minimum Rating:	AA-, Brazilian scale, by Fitch Ratings Brasil Ltda.; or AA by Moody’s América Latina Ltda. or Standard & Poor’s Ratings do Brasil Ltda.
Renegotiation:	None.
Optional total early redemption:

The Issuer may, at its exclusive option, effect optional total early redemption of the Debentures, at any moment from the 13th month (inclusive) from the Issue Date, with consequent cancellation of the Debentures redeemed (‘Optional Early Redemption’). The Optional Early Redemption shall take place against payment of the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures, if applicable, augmented by:

a)     The Remuneration of the First Series and/or the Remuneration of the Second Series, as applicable, calculated pro rata temporis from the date of paying-up or from the immediately prior date of payment of the Remuneration of the First Series and/or of the Remuneration of the Second Series, as applicable, until the day of its actual payment.

b)    Arrears charges, if any, and any other amounts that may be payable by the Issuer.

Optional Extraordinary Amortization:

The Issuer, at its exclusive option, may effect optional extraordinary amortization of the Debentures, limited to 98% of the Nominal Unit Value, at any moment from the 13th month (inclusive) from the Issue Date (‘Extraordinary Amortization’). The Extraordinary Amortization shall take place against payment of a percentage of the Nominal Unit Value or balance of the Nominal Unit Value of the Debentures, limited to 98%, plus:

a)     The Remuneration of the First Series and/or the Remuneration of the Second Series, as applicable, calculated pro rata temporis from the date of paying-up or from the immediately prior date of payment of the Remuneration of the First Series and/or of the Remuneration of the Second Series, as applicable, until the day of the actual amortization; and

b)    Arrears charges, if any, and any other amounts that may be payable by the Issuer.

Early Redemption Offer:	The Issuer may, at its exclusive option, at any time as from 30 days after the Issue Date, make an offer for early redemption of the Debentures of the First Series and/or the Debentures of Second Series, total or partial, with consequent cancellation of the said Debentures of the First Series and/or Debentures of the Second Series redeemed, depending on what is decided by the Issuer. This offer shall be addressed to all the holders of Debentures of the respective Series, without distinction, and all the Debenture Holders of the respective Series shall have equality of conditions for accepting the early redemption of the Debentures of the First Series and/or of the Second Series that they hold, in accordance with the terms and conditions specified in the Issue Deed (‘the Early Redemption Offer’).
Optional Acquisition:	The Issuer may, at its own exclusive option, acquire Debentures in circulation at any time. In all cases the optional acquisition of the Debentures by the Issuer must obey Paragraph 3 of Article 55 of Law 6404/1976, as amended (‘the Corporate Law’), and the Debentures acquired may be canceled, remain in the Issuer’s treasury, or be once again placed in the market, in accordance with the rules issued by the CVM, and such fact must be contained in the Issuer’s Report of Management and Financial Statements. The Debentures acquired by the Issuer for holding in Treasury, if and when placed again in the market, shall carry the right to the same Remuneration as the other Debentures in circulation.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Early Maturity:	The following events shall be considered to be default events, and shall cause early maturity of the Debentures, for payment due immediately by the Issuer, of the Nominal Unit Value of the Debentures (or the balance of the Nominal Unit Value, as the case may be), plus the Remuneration of the First Series, or the Remuneration of the Second Series, as the case may be, calculated pro rata temporis from the date of paying-up or the immediately prior date of payment of the Remuneration of the First Series or of the Remuneration of the Second Series, as the case may be, up to the date of its actual payment, plus the other charges payable under the terms to be specified in the Issue Deed, without need for advice, notification or interpolation in the courts or otherwise (each being a ‘Default Event’):

a)     Liquidation, dissolution or declaration of bankruptcy of the Issuer and/or of the Guarantor; application for bankruptcy by Issuer and/or Guarantor; application for bankruptcy made by a third party against Issuer and/or Guarantor, not duly resolved by a deposit into Court and or contestation within the legal period; proposal, by Issuer and/or Guarantor, of a plan for out-of-court recovery, to any creditor or class of creditors, whether or not court homologation of such plan has been applied for or obtained; or application to the Courts by Issuer and/or by Guarantor for judicial recovery, whether or not granted by the competent judge.

(b)    Non-compliance, within the stated period, by Issuer and/or Guarantor, with any pecuniary obligation related to the Debentures.

(c)    Non-compliance by Issuer and/or Guarantor, as the case may be, with any non-pecuniary obligations related to the Debentures not cured within 30 calendar days from the date on which Issuer and/or Guarantor, as the case may be, becomes aware of the non-compliance (including by means of written notice sent to the Fiduciary Agent to this effect).

(d)    Legitimate protest proceedings on securities against Issuer and/or Guarantor, the value of which individually or in aggregate is more than one hundred million Reais or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven to the Fiduciary Agent by Issuer and/or by Guarantor, as applicable, or if suspended or canceled or if guarantees are given in court; in any event within a maximum period of 30 (thirty) calendar days from the date of the obligation becoming due.

(e)    Early maturity of any pecuniary obligation of the Issuer and/or of the Guarantor arising from default on an obligation, whether arising from contract or otherwise, to pay any individual or aggregate amount greater than one hundred million Reais or its equivalent in other currencies.

(f)    Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, or by requirement of Regulations, without the prior consent of Debenture Holders representing at least 75% of the Debentures in circulation.

(g)    Merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization (including absorption and/or absorption of shares) of the Issuer without the prior consent of Debenture holders meeting in a General Meeting of Debenture Holders, and/or merger, liquidation, dissolution, extinction, split or any other form of stockholding reorganization (including absorption and/or absorption of shares) of Guarantor that results in reduction of its share capital, unless it is by reason of an order of a Court or a regulatory decision, or does not cause a change in the risk rating of the Guarantor from its existing risk rating on the Issue Date.

(h)    Privatization of Issuer and/or Guarantor.

(i)    Termination, for any reason, of any of the concession contracts held by Issuer and/or by Guarantor such as represents an adverse material impact on the Issuer’s and/or the Guarantor’s payment capacity.

(j)    If Issuer and/or Guarantor, as the case may be, omits to pay, on its due date, any debt or any other obligation owed by Issuer and/or Guarantor, as the case may be, under any agreement or contract to which it is party as lender or borrower, involving individually or jointly an amount of one hundred million Reais or more or its equivalent in other currencies, without taking the legal or court measures required for non-payment.

(k)    Assignment, promise of assignment, or any form of transfer or promise of transfer to third parties, in whole or in part, by Issuer and/or by Guarantor, of any of its/their obligations assumed under the Issue Deed, without prior written consent of holders of Debentures representing at least 75% of the Debentures in Circulation.

(l)    Invalidity, nullity or unenforceability of the Debentures, the Surety or the Issue Deed.

(m)   Use, by the Issuer, of the proceeds of the Issue for any purpose not strictly as specified in the Issue Deed.

(n)    In the event that any statement made by Issuer and/or by Guarantor in any of the documents of the Issue is false, misleading, incorrect, incomplete or insufficient.

(o)    Non-compliance with any court judgment against the Issuer against which there is no further appeal, or with any definitively confirmed judgment in the administrative sphere, the individual or aggregate amount of which is one hundred million Reais or more or its equivalent in other currencies.

(p)    Transformation of the Issuer into another type of company, in accordance with the terms of Articles 220 to 222 of the Corporate Law.

(q)    Challenge of the Debentures in the courts by any third party, in relation to which Issuer and/or Guarantor has not taken the necessary measures to contest the effects of said challenge within thirty

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

calendar days from the date on which Issuer and/or Guarantor became aware, by regular service of process, of such challenge being filed with the Courts.

(r)    Making of any payment of dividends or Interest on Equity by Issuer and/or Guarantor, or any other distribution of profits specified in Issuer’s by-laws, if Issuer is in default with any pecuniary obligation owed to Debenture Holders under the Issue Deed, except for the payment specified in Article 202 of the Corporate Law.

For the purposes of sub-item (h) above, privatization is defined as an event in which the Guarantor, the present direct controlling stockholder of the Issuer, ceases directly or indirectly to hold the equivalent of, at least, fifty per cent plus one share of the total of the shares representing the Issuer’s voting stock; and/or the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases directly or indirectly to hold the equivalent of, at least, fifty per cent plus one share of the total of the shares representing the voting capital of the Guarantor.

If any of the Default Events specified in Sub-items (a), (b), (e), (f), (i), (k), (l), (o) or (p) above occurs, maturity of the Debentures shall immediately take place automatically, independently of advice or notification, in the courts or otherwise – though the Fiduciary Agent must immediately upon becoming aware of this send written notice to the Issuer informing it of such event and of the early maturity of the Debentures.

If any of the other Default Events occur, within the periods and procedures agreed in the respective sub-items, as applicable, the Fiduciary Agent shall within 48 hours from the date on which it becomes aware of the occurrence of any such events, call a General Meeting of Debenture Holders to decide on non-declaration of early maturity of the Debentures, obeying the convocation procedure to be specified in the Issue Deed and the specific quorum established below.

The Fiduciary Agent must immediately send the Issuer a notice in writing informing it of the decisions taken in the said General Meeting. The said General Meeting may also be called by the Issuer, in the form specified in the Issue Deed.

If, in the General Meeting of Debenture Holders, holders of at least 75% of the Debentures in circulation decide that the Fiduciary Agent shall not declare early maturity of the Debentures, the Fiduciary Agent shall not declare early maturity of the Debentures.

Additionally, in the event that the General Meeting of Debenture Holders does not come into session, for lack of quorum, including at second convocation, the Fiduciary Agent shall declare immediate early maturity of all the obligations arising from the Debentures, and shall immediately send the Issuer a communication in writing informing it of such event.

In any event of early maturity of the Debentures, the Issuer undertakes to make the payments and pay the charges specified in the Issue Deed, within three Business Days from receipt, by the Issuer, of the related written communication sent by the Fiduciary Agent.

Form, payment and price of subscription:	The Debentures shall be subscribed in accordance with the procedures of the MDA and shall be paid-up at sight, in Brazilian currency, simultaneous with subscription (‘the Paying-Up Date’), at the Nominal Unit Value, in accordance with the settlement rules, and procedures, applicable to Cetip.
Payment conditions:

The payments shall be made by the Issuer on the related due dates, using, as the case may be:

(a)    the procedures adopted by Cetip, for the Debentures registered in Cetip; and/or

(b)    the procedures of the Bookkeeping Bank, for the Debentures that are not linked to Cetip.

Extension of periods:	If the Maturity Date of the First Series and/or the Maturity Date of the Second Series coincides with a day that is not a business or banking business day at the location of payment, the date of payment of any obligation shall be deemed postponed to the next business day, without any addition to the amount to be paid, except in cases where the payment is to be made through Cetip, in which case the extension will take place only when the date of the payment coincides with a Saturday, Sunday or declared national public holiday.
Arrears charges:

If Issuer omits to make any payments payable to the Debenture holders in the stipulated periods, the amounts shall be subject to:

(a)    a contractual penalty payment, irreducible and of a non-compensatory nature, of 2% on the amount due and unpaid; and

(b)    arrears interest at the rate of one per cent per month, calculated daily from the date of default up to the date of actual payment, on the amount due and unpaid.

The Board authorized:

•	Signature by the Executive Board of all the documents indispensable to the Issue, including but not limited to:

– the Contract for Management, Placement and Public Distribution, with Restricted Efforts, under the Regime of Firm Guarantee, of Unsecured Non-convertible Debentures with Additional Surety Guarantee, in Up to Two Series, of the Fourth Issue by Cemig D – to be entered into by the Issuer, the Guarantor and the Managers; and

– the Issue Deed, and respective subsequent amendments; and

•	Execution by the Executive Board of all acts necessary to put the above decisions into effect.

– The Fourth Debenture Issue to take place only after consent has been obtained from the BNDES, and the Minas Gerais Coordination Chamber for State-controlled Companies.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

C) Provision by Cemig of a surety guarantee, stated on the physical Promissory Notes, for the

Second Issue of Commercial Promissory Notes by (‘CemigTelecom’),

(Cemig Telecomunicações S.A.) with the following characteristics:

Issuer:	Cemig Telecomunicações S.A. – CemigTelecom, a corporation registered with the CVM, with head office at Belo Horizonte, Minas Gerais, at Rua dos Inconfidentes 1051, 1a sobreloja, Funcionários, CEP 30140-120, registered in the CNPJ/MF under Nº 02.983.428/0001-27;
Managers:	Itaú Unibanco S.A. (Lead Manager) and Banco BBM S.A. (Banco BBM);
Surety guarantee:

The Promissory Notes and all the obligations resulting from them shall have a surety guarantee given by Cemig and stated on the Physical Notes, given universally, irrevocably, for the principal debt and all the accessory debt under the Promissory Notes, Including the Remuneration (as defined below), arrears charges and other additions, and any cost provenly incurred by the holders of the Promissory Notes arising from actions, proceedings or other court or other measures necessary to safeguard the rights related to the Promissory Notes.

Thus, Guarantor shall be liable, in the event of total or partial default by Issuer, as joint debtor and principal payer of all and any pecuniary obligation specified in the Promissory Notes assumed by Issuer, until complete payment, by Issuer, of all and any obligations arising from the issue of the Promissory Notes.

Guarantor, by giving the surety guarantee in the ambit of the Issue, will agree and undertake, as the case may be:

a) to call on or demand the Issuer for any amount that it is has honored under the terms of the Promissory Notes only after total compliance by Issuer and Guarantor with the obligations arising from the Promissory Notes; and

b) if it receives any amount from Issuer in relation to any amount that it has honored under the terms of the Promissory Notes, before full settlement of the Promissory Notes, immediately to pass such amount through to the holders of the Promissory Notes, in the form and manner to be specified by them.

Volume of the Issue:	Up to twenty three million Reais.
Number of series:	The issue will have one single series.
Quantity:	Up to forty six.
Nominal Unit Value:	Five hundred thousand Reais, on the Issue Date.
Distribution, and placement regime:	Public distribution, with restricted efforts, in the terms of CVM Instruction 476/2009, as amended (‘CVM Instruction 476’), CVM Instruction 566/2015 (‘CVM Instruction 566’), and other applicable regulations, with payment at sight in the act of subscription in Brazilian currency, at the nominal unit value, by Professional Investors, understood to mean the investors referred to in Article 9A da CVM Instruction 539/2013, as amended (‘CVM Instruction 539’ and ‘Professional investors’, respectively), under the regime of firm guarantee of subscription, for a volume of up to twenty three million Reais, to be exercised solely and exclusively in the event that there is not demand from Professional investors, for the total amount of the Issue of Promissory Notes, up to the settlement date.
Use of proceeds:	Payment of the First Issue of Commercial Promissory Notes by CemigTelecom on its maturity date, or for replenishment of the company’s cash position resulting from payment of that debt, any remaining amounts to be applied in the Issuer’s normal course of business.
Issue Date:	Date of the actual subscription, and payment of subscription, of the Notes, as specified on the physical Notes.
Tenor and Maturity Date:	Up to three hundred and sixty calendar days from the Issue Date, except in the event of early redemption, or early maturity, of the Promissory Notes.
Updating of the Nominal Unit Value:

The nominal unit value of the Notes shall not undergo monetary updating. The Notes will pay remuneratory interest equal to 120.00% of the daily average of the over extra-grupo Interbank Deposit (Depósitos Interfinanceiros, or DI) Rate, expressed in the form of percentage per year, on the two hundred-fifty-two business days basis, calculated and published daily by CETIP S.A. – Mercados Organizados in its daily bulletin available on its website (http://www.cetip.com.br).

The Remuneration will be calculated exponentially and cumulatively pro rata temporis by business days elapsed, On the Nominal Unit Value of each Promissory Note, from the Issue Date to the respective Maturity Date or the date of optional early redemption, or the date of occurrence of early maturity of the Promissory Notes as a result of any of the Default Events (as defined below), whichever is the earlier, according to the criteria set out in the Cetip Manual of Formulas for Notes and Bonds (‘CETIP21’), which is available for consultation on Cetip’s website, and which shall be stated on the Physical Promissory Notes.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Payment of the Remuneration:	In a single payment, on the Maturity Date, or on the Date of Optional Early Redemption, or of early maturity of the Promissory Notes occurring as a result of any of the Default Events described on the printed Notes.
Amortization of the Nominal Unit Value:	In a single payment, on the Maturity Date, or on the Date of Optional Early Redemption, or of early maturity of the Promissory Notes occurring as a result of any of the Default Events described on the printed Notes (as defined below).
Renegotiation:	None.
Optional early redemption:	The Issuer may, under Paragraphs 3, 4 and 5 of Article 5 of CVM Instruction 566, at its own exclusive option, effect total or partial early redemption of the Promissory Notes at any time, by payment of the Nominal Unit Value plus the Remuneration, calculated ‘pro rata temporis’ from the Issue Date up to the date of actual payment, and, as the case may be, of the arrears charges, in accordance with the legislation from time to time in force, without payment of any premium to the holders of the Notes.
Place of Payment:	(a) For Notes held in electronic custody at Cetip: in accordance with the procedures of Cetip; or
(b) for holders of the Notes that are not deposited electronically with that system, at the Issuer’s head office or in accordance with the procedures of the Mandated Bank, as applicable.
Extension of periods:	Dates of payment of any obligations specified in the Promissory Notes shall be considered extended until the next business day if the maturity date of the related obligation falls on a Saturday, Sunday or declared national public holiday, without any increase in the amounts payable.
Early Maturity:	The holders of the Notes may declare all the obligations arising from the Notes which they hold to be automatically due and payable, and demand immediate payment by Issuer and/or by Guarantor of the Nominal Unit Value of the totality of the Promissory Notes, augmented by the Remuneration and, as the case may be, arrears charges, both calculated pro rata temporis, from the Issue Date up to the date of actual payment, by letter delivered by hand with advice of receipt or letter posted with advice of receipt service, addressed to the head office of Issuer and/or Guarantor, in any of the following events (‘Default Events’):

(a)    Decree of bankruptcy, dissolution and/or liquidation of Issuer and/or Guarantor, or application for judicial recovery or out-of-court reorganization or bankruptcy made by Issuer and/or by Guarantor or by third parties; or, further, any analogous event that characterizes a state of insolvency of the Issuer, including an agreement with creditors, in accordance with the applicable legislation.

(b)    Non-compliance by Issuer and/or Guarantor with any pecuniary obligation arising from the Promissory Notes;

(c)    Non-compliance, by Issuer and/or Guarantor, with any non-pecuniary obligation specified on the physical Notes, not cured within thirty calendar days from the date expected for compliance, except that this period shall not apply to obligations which have a specified cure period.

(d)    Legitimate and reiterated protest proceedings on securities against the Issuer the unpaid value of which, individually or in aggregate, is more than fifteen million Reais or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by the Issuer, or if suspended, canceled or validly contested in court, in any event within a maximum period of thirty calendar days from the date of the obligation becoming due.

(e)    Legitimate and reiterated protest proceedings on securities against the Guarantor, the unpaid value of which, individually or in aggregate, is more than fifty million Reais or its equivalent in other currencies, unless the protest proceedings have been lodged in error or due to bad faith of third parties, provided this is validly proven by Issuer and/or by Guarantor, as applicable, or if suspended, canceled or validly contested in court, in any event within a maximum period of thirty calendar days from the date of the obligation becoming due.

(f)    Early maturity of any pecuniary obligation of Issuer arising from default on an obligation to pay any individual or aggregate amount greater than fifteen million Reais or its equivalent in other currencies.

(g)    Early maturity of any pecuniary obligation of Guarantor arising from default on an obligation to pay any individual or aggregate amount greater than fifty million Reais or its equivalent in other currencies.

(h)    Change, transfer or assignment, direct or indirect, of the stockholding control of the Issuer and/or of the Guarantor, unless this takes place by order of a court, without the prior consent of holders of Promissory Notes representing at least seventy five per cent of the Notes in Circulation.

(i)    Merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization (including absorption and/or absorption of shares) of Issuer, unless it is by order of a Court or by Regulatory decision, or, further, unless it does not result in a change of the risk rating of the Guarantor in effect on the Issue Date.

(j)    Merger, liquidation, dissolution, extinction, split and/or any other form of stockholding reorganization (including absorption and/or absorption of shares) of Guarantor, unless it is by order of a Court or by Regulatory decision or does not result in a change of the risk rating of the Guarantor in effect on the Issue Date.

(k)    Privatization of Issuer and/or Guarantor.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

(l)    Termination, for any reason, of any of the concession contracts, licenses or authorizations held by Issuer and/or by Guarantor such as represents an adverse material impact on the payment capacity of (as applicable) Issuer and/or Guarantor.

(m)   Unjustified default by Issuer on, or absence of legal and/or court measures required for the non-payment of, any debt or any obligation to pay, any agreement to which the Issuer is a party as borrower and/or guarantor, the value of which, individually or in aggregate, is greater than fifteen million Reais or its equivalent in other currencies.

(n)    Unjustified default by Guarantor on, or absence of legal and/or court measures required for the non-payment of, any debt or any obligation to pay, any agreement to which Guarantor is a party as borrower and/or guarantor, the value of which, individually or in aggregate, is greater than fifty million Reais or its equivalent in other currencies.

(o)    Assignment, promise of assignment or any form of transfer or promise of transfer to third parties, in whole or in part, by Issuer and/or by Guarantor, of any of its/their obligations under the Promissory Notes, without prior written consent of holders of Promissory Notes representing at least 75% of the Promissory Notes.

(p)    The net proceeds of the Issue not being used, by the Issuer, strictly in the terms indicated in the item ‘Use of Proceeds’ above.

(q)    In the event of the printed Notes and/or the Promissory Notes being invalid, null or unenforceable.

(r)    Challenge of the Promissory Notes in the courts by any third party, in relation to which Issuer and/or Guarantor has not taken the necessary measures to contest the effects of such challenge within up to thirty calendar days from the date on which Issuer and/or Guarantor becomes aware of such challenge being presented to a court.

For the purposes of item (k) above, privatization is defined as an event in which:

(a)    Guarantor, the present direct controlling stockholder of the Issuer, ceases to directly or indirectly hold the equivalent of, at least, 50% plus one share of the total voting capital of the Issuer; and/or

(b)    the Government of the State of Minas Gerais, currently controlling stockholder of the Guarantor, ceases to directly or indirectly hold the equivalent of, at least, 50% plus one share of the total voting capital of the Guarantor.

The occurrence of any Default Event indicated in subclauses ‘a’, ‘b’, ‘d’, ‘e’, ‘f’ or ‘g’ above shall result in automatic immediate early maturity of the Promissory Notes, independently of any advice or notification, through the Courts or otherwise, nor any consultation of the holders of the Promissory Notes.

In the event of occurrence of any of the other default events above, with the exception of those indicated in subclauses ‘a’, ‘b’, ‘d’, ‘e’, ‘f’ and ‘g’, any holder of Promissory Notes may, within forty eight hours of the date of becoming aware of the occurrence of said event, a general meeting of holders of the Promissory Notes to decide on non-declaration of early maturity of the Promissory Notes, which must be decided by decision of holders of Promissory Notes representing at least 60% of the Promissory Notes.

In the event that Guarantor honors the obligations of Issuer stated in the physical Notes, the payment of the amounts owed to the holders of the Promissory Notes shall take place outside the environment of Cetip.

Arrears charges:

In the event of non-punctuality in the payment of any amount payable to the holders of the Notes, the debits in arrears shall be subject to:

arrears interest at the rate of 1% per month; and

a non-reducible contractual compensatory arrears penalty payment of 2%;

both calculated on the amount due and unpaid, from the date of the default until the date of actual payment, independently of advice, notification or interpolation through the courts or otherwise.

Penalty payment:

In the event of non-compliance with any of the obligations specified in the printed Notes, the Issuer will be subject to a non-compensatory penalty payment of 0.20% on the Nominal unit value of the Promissory Notes, without prejudice to fees of counsel in the event of legal proceedings being taken.

The Board authorized:

–	Signature, as Guarantor, of the documents that are indispensable to putting the Surety Guarantee into effect, in such a way that the Guarantee is existent, valid and effective for as long as all the obligations to be assumed by the Issuer in the ambit of the Promissory Notes are not settled in full.

–	The Executive Board to carry out all acts necessary to put the above decisions into effect.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

D) Injection of capital into CemigTelecom, by the Company, in cash:

in the amount of up to	sixteen million six hundred sixty thousand Reais;

increasing the share capital of CemigTelecom:

to	two hundred forty one million seven hundred forty one thousand eight hundred sixty five Reais and seventy one centavos; and

injection of capital by CemigTelecom, in cash, into Ativas Data Center S.A. (Ativas),

of up to	sixteen million six hundred sixty thousand Reais
– on the condition that such injection is matched by the other stockholder in Ativas in the proportion of its equity interest in the share capital of that company;

increasing the share capital of Ativas,

by up to	thirty four million Reais,
to a total of up to	one hundred sixty seven million six hundred sixteen thousand three hundred twenty seven Reais.

IV	The Board oriented the members of the Board of Directors of CemigTelecom appointed by the Company, in the meeting of the Board of Directors of CemigTelecom, and the representatives of the company in the Extraordinary General Meeting of Stockholders, to vote in favor of the increase in capital referred to in subclause D of Item III above.

V	Comment: The Chair spoke on a subject of interest to the Company.

The following were present:

Board members:

José Afonso Bicalho Beltrão da Silva,

Mauro Borges Lemos,

Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,

Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,

José Henrique Maia,

José Pais Rangel,

Marco Antônio de Rezende Teixeira,

Nelson José Hubner Moreira,

Paulo Roberto Reckziegel Guedes,

Saulo Alves Pereira Junior,

Bruno Magalhães Menicucci,

Ricardo Wagner Righi de Toledo,

Tarcísio Augusto Carneiro,

Antônio Dirceu Araujo Xavier,

Bruno Westin Prado Soares Leal,

Carlos Fernando da Silveira Vianna,

Flávio Miarelli Piedade,

José Augusto Gomes Campos,

Luiz Guilherme Piva,

Marina Rosenthal Rocha,

Newton Brandão Ferraz Ramos,

Samy Kopit Moscovitch,

Wieland Silberschneider;

Secretary:	Anamaria Pugedo Frade Barros.

(Signed by:) Anamaria Pugedo Frade Barros.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. EXTRAORDINARY GENERAL MEETING TO BE HELD ON JANUARY 20, 2016: CONVOCATION AND PROPOSAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 20, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

•	Changes to the Board of Directors, due to temporary impediment of a Member.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by January 18, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, December 16, 2015.

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON JANUARY 20, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– whereas:

a) The Board Member Otávio Marques de Azevedo, sitting Member of the Boards of Directors of Cemig, Cemig Distribuição S.A. (Cemig D) and Cemig Geração e Transmissão S.A. (Cemig GT), has become temporarily impeded;

b) an Extraordinary General Meeting of Stockholders of Cemig will be held on January 20, 2016, to change the composition of the Company’s Board of Directors;

c) Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause 11 – .

§1 The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”;

d) The Sole sub-paragraph of Clause 8 of the by-laws of Cemig D and Cemig GT states:

“Clause 8 – .

§1 The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig;”;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e) Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Clause 21 –

§ 4º .

g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”; and

f) Cemig D and Cemig GT will each hold an Extraordinary General Meeting of Stockholders on January 20, 2016, to make changes to their Audit Boards, in the event that the composition of the Audit Board of this Company is changed on that date;

– now proposes to you as follows:

– that the representatives of Cemig in the Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., to be held on January 20, 2016, should vote in favor of alteration in the composition of the Board of Directors of those companies in the event that there is a change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, December 16, 2015.

José Afonso Bicalho Beltrão da Silva                                     José Pais Rangel

Mauro Borges Lemos                                                                Marco Antônio de Rezende Teixeira

Allan Kardec de Melo Ferreira                                                  Marco Antônio Soares da C. Castello Branco

Arcângelo Eustáquio Torres Queiroz                                       Nelson José Hubner Moreira

Eduardo Borges de Andrade                                                      Paulo Roberto Reckziegel Guedes

Guy Maria Villela Paschoal                                                      Saulo Alves Pereira Junior

Helvécio Miranda Magalhães Junior                                       Bruno Magalhães Menicucci

José Henrique Maia.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CVM INSTRUCTION 481, OF DECEMBER 17, 2009 – Article 10

12.6. Information about the Board Member:

Name: Ricardo Coutinho de Sena

Age: 67

Profession: Civil Engineer

CPF: 090.927.496-72

Date of birth: March 4, 1948;

Position: Sitting member

Date of election: January 20, 2016;

Date sworn in: January 20, 2016;

Period of Office: Until the Annual General Meeting to be held in 2016.

Other positions or functions held or exercised in the Company: None.

Whether was elected by the controlling stockholder or not: No.

12.7. Please supply the information mentioned in item 12.6 in relation to the members of the committees formed under the by-laws, and also of the audit committee, the risk committee, the finance committee and the remuneration committee, even if such committees or structures are not created by the Bylaws.

12.8. Please supply:

a. Summary CV, containing:

i. Principal professional experience in the last 5 years, indicating:

• Name of company;

• positions and functions inherent to the position;

• principal activity of the company in which such experiences took place, highlighting the companies or organizations that are (i) Cemig companies, or (ii) companies of parties directly or indirectly holding at least 5% of the Common (ON) or preferred (PN) shares in Cemig.

(2000 to date) ANDRADE GUTIERREZ CONCESSÕES S.A.

Type of business: Holding company

Position: Chair and Member of the Board of Directors of Andrade Gutierrez Concessões and Member of the Executive Committee of Andrade Gutierrez S.A.

Activities:

Represents Andrade Gutierrez Concessões on the Boards of Directors of:

CCR – a holding company managing interests in companies holding highway concessions;

Dominó – a holding company with an equity interest in Sanepar (Companhia de Saneamento do Estado do Paraná – Water utility of Paraná State);

Quiport – Holder of the concession to operate Quito International Airport, Ecuador;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

ABCR – Member of the Consultative Committee: Associação Brasileira de Concessionárias de Rodovias (Brazilian Association of Holders of Highway Concessions):

Telemar Participações S.A.;

Contax Participações S.A.

Until April 2015: Member of the Boards of Directors of Companhia Energética de Minas Gerais, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A.

ii. Indication of all the management posts that the person occupies or has occupied in companies registered with the CVM.

Member of the Board of Directors of:

Light;

Light Sesa;

CCR S.A.;

Telemar Participações S.A.; and

Contax Participações S.A.

b.	Description of any of the following events that have taken place in the last 5 years:

i. Any criminal conviction:

x No

☐ Yes – If yes, describe:

ii. Any guilty judgment in an administrative proceeding of the CVM, and the penalties applied:

X No.

☐ Yes – If yes, describe:

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity.

X No.

☐ Yes – If yes, describe:

12.9. State whether the candidate has a conjugal relationship, stable union or family relationship up to the second degree with:

a) Any other manager/s of Cemig:

X No.

☐Yes – If yes, describe the relationship:

b) Any manager/s of any company/ies directly or indirectly controlled by Cemig:

X No.

☐Yes – If yes, describe the relationship and the controlled company:

c) Any administrator/s of the State of Minas Gerais:

X No.

☐Yes – If yes, describe:

12.10. State whether, in 2011, 2012, 2013 and/or 2014 the candidate had any relationship of subordination with:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

a. Any company directly or indirectly controlled by Cemig:

X No.

☐Yes – If yes, describe the relationship and the company/ies:

b. The State of Minas Gerais:

X No.

☐Yes – If yes, describe the relationship and the controlled company:

c. – and, if material, with any supplier, client, debtor or creditor of Cemig, or of any of its subsidiaries, or of the State of Minas Gerais, or of any parent company or subsidiary of any of these:

☐No

X Yes – If yes, describe the relationship and the company/ies:

Construtora Andrade Gutierrez S.A, which provides services to the Cemig Group, has an equity interest in Grupo Andrade Gutierrez (Andrade Gutierrez Group), in which AGC Energia S.A. has an interest. Both companies are controlled by Andrade Gutierrez S.A. However, there is no relationship of subordination between the members of the Board of Directors of Cemig appointed by AGC Energia S.A. and Construtora Andrade Gutierrez S.A.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MATERIAL ANNOUNCEMENT DATED DECEMBER 18, 2015: PUBLIC OFFER FOR CANCELLATION OF LISTING REGISTRY OF REDENTOR ENERGIA S.A.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Public Offer for cancellation of listing registry of Redentor Energia S.A.

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) as follows:

On today’s date Redentor Energia S.A. (‘Redentor’) filed the following Material Announcement:

“ Redentor Energia S.A. (‘Redentor’), a listed company with securities traded on the São Paulo stock exchange, in accordance with CVM Instruction 358 of January 3, 2002 as amended, and the Auction Announcement published on November 18, 2015, hereby informs the Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, of:

Completion of the Public Offer Auction to acquire common shares in Redentor

(‘the Auction’)

for Cancellation of Redentor’s Registration as a Listed Company

(‘the Offer’).

In this Auction, held on November 18, 2015, Parati S.A. – Participações em Ativos de Energia Elétrica (‘Parati’ or ‘the Offering Party’)

acquired,

for a unit price of             R$ 6.47                         (six Reais forty seven centavos) (‘the Offer Price’),

                                         3,231,187                       (three million two hundred thirty one thousand one hundred eighty seven) common                                                                                  shares in Redentor,

representing                     93.36%                            (ninety three point three six per cent) of the shares in circulation

and

2.98%	(two point nine eight per cent) of the share capital, for

total value of                   R$ 20,905,779.89             (twenty million nine hundred five thousand seven hundred seventy nine Reais                                                                                     eighty nine centavos).

Following final settlement of the shares acquired in the Auction – to take place, under Item 3.5 of the Auction Announcement, on                                                                                     December 23, 2015 (‘the Settlement Date’) –

Parati will hold             108,250,867                       (one hundred eight million two hundred fifty thousand eight hundred sixty seven)                                                                                     common shares,

representing                 99.79%                                  (ninety nine point 79 per cent)

of the share capital of Redentor.

Since the number of shares acquired exceeds two-thirds of the shares in circulation, as specified by Sub-item II of CVM Instruction 361 March 5, 2002 as amended, Redentor informs the public that it will now follow the procedure with the CVM for cancellation of its CVM registry for listing, complying with the provisions of CVM Instruction 480/2009.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Parati (the Offering Party) further informs the public as follows:

i)	As per Item 4.5 of the Auction Announcement, the Offering Party will acquire all remaining Shares of any stockholders that wish to sell them, within the three months from the date of the Auction, i.e. over the period December 19, 2015 to March 19, 2016, for the final price of the Auction, updated by the Selic rate from the date of settlement, exclusive, at the date of settlement of such acquisition, inclusive, within 15 calendar days from the date of request by any stockholder for sale of that stockholder’s Shares, to be submitted in the form given in Item 4.6 of the Auction Announcement, upon proof of receipt of its formal statement to this effect, jointly with the documents necessary for the stockholder’s qualification, as per item 2.2 of the Auction Announcement, by a broker of the stockholder’s choice, or by the Investor Relations Department of the Offering Party.

ii)	Under Item 4.7 of the Offer Announcement, and since the minimum of two-thirds specified in Sub-item II of Volume 16 CVM Instruction 361 was attained, and in compliance with the requirements for cancellation of its registry with the CVM, in view of the fact that the remaining shares in circulation are less than five per cent (5%) of the total shares issued by the Company, the Offering Party may, under Paragraph 5 of Article 4 of the Corporate Law, call an Extraordinary General Meeting of Stockholders to approve redemption of the remaining Shares at the Offer Price, updated by the Selic rate from the Settlement Date, exclusive, to the date of payment of the redemption, inclusive, to take place within fifteen (15) days from the date of approval of the redemption.

iii)	Stockholders that do not have their stockholder registration details up to date with the Company or at the Depositary Institution will have the amounts relating to the redemption of the shares they hold deposited at a financial institution which has branches in, at least, the city of São Paulo and the capital cities of all the other states of Brazil.

Redentor undertakes to maintain timely and opportune publication of all and any material information related to this Transaction.”

Cemig will keep the market opportunely and appropriately informed on developments in this transaction.

Belo Horizonte, December 18, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. MATERIAL ANNOUNCEMENT DATED DECEMBER 21, 2015: INJUNCTION GIVEN IN SUPREME COURT ACTION ON JAGUARA PLANT

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Injunction given in Supreme Court action on Jaguara Plant

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

On today’s date, Brazil’s Federal Supreme Court (STF) granted an interim judgement in Application for Provisional Remedy No. 3980/DF brought against the Brazilian federal government by Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.).

This Application seeks suspension of the effects of the judgement given by the First Section of the Higher Appeal Court which refused to grant the order of mandamus requested in Application for Mandamus No. 20.432/DF.

That application for mandamus had asked the court to uphold and maintain Cemig’s possession of the concession to operate the Jaguara Hydroelectric Plant, under the initial terms of Concession Contract 007/97 until final judgement of the Ordinary Appeal in progress before the Supreme Court.

The interim judgement was given by Justice Dias Toffoli in the following terms: “Since the two preconditions required for grant of this measure are present, I grant the interim remedy that is applied for. The remedy that I now give suspends the effects of the judgment given by the first Section of the Higher Appeal Court which refused Application for Mandamus 20.432/DF. Thus this present order maintains Cemig in possession of ownership of the concession for the Jaguara Plant, on the basis of the initial terms of Concession Contract 007/97, until any decision to the contrary by this court”.

Cemig also informs the public that the conciliation hearing scheduled by Justice Dias Toffoli to take place on December 15, 2015, was suspended at the request of the parties and rescheduled for February 16, 2016, due to “the complexity and importance of the arguments put forward in this case, and also the need to encourage voluntary settlement between parties in the courts”.

The judgement given today (interim relief in Action for Provisional Remedy No. 3980/DF) is by its very nature temporary and not final: the company will keep its stockholders and the market opportunity and appropriately informed on the progress of this case.

Belo Horizonte, December 21, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. MATERIAL ANNOUNCEMENT DATED DECEMBER 28, 2015: CEMIG’S DISTRIBUTION CONCESSION EXTENDED FOR 30 YEARS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig’s distribution concession extended for 30 years

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general as follows:

Cemig’s wholly-owned distribution subsidiary Cemig Distribuição S.A. (‘Cemig D’) has signed the Fifth Amendment to its concession contracts with the Brazilian Mining and Energy Ministry, extending its electricity distribution concession for 30 years, from January 1, 2016, under Law 12783 of 2013 and Decree 8461 of 2015, as stated in the extract published in Issue 246 of the Brazilian federal Official Gazette (Diário Oficial da União), of December 24, 2015.

Cemig will keep stockholders and the market timely and appropriately informed of any new information on this subject.

Belo Horizonte, December 28, 2015.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON DECEMBER 29, 2015

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

DECEMBER 29, 2015

At 11 a.m. on the twenty ninth day of December of the year two thousand and fifteen, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais –Cemig met in Extraordinary General Meeting, on first convocation, at the Company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by the Acting Advocate General of the State of Minas Gerais, Mr. Sérgio Pessoa de Paula Castro, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders; and that the stockholders present should choose the Chair of this Meeting, in accordance with Clause 10 of the Company’s by-laws.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre de Queiroz Rodrigues to chair the Meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on November 27 and 28 and December 1 of this year, in the newspapers Minas Gerais, official publication of the Powers of the State, on pages 26, 95 and 29, respectively; and in O Tempo, on December 27, 28 and 29 of this year, respectively on pages 16, 18 and 22, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

DECEMBER 29, 2015

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on December 29, 2015 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on:

•	Authorization for the limit ratios specified in sub-items ‘a’, ‘b’ and ‘d’ of Paragraph 7 of Clause 11 of the by-laws to be exceeded in 2015.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole Paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by December 23, 2015, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, November 24, 2015

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors”

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with the agenda. The content of that document is as follows.

“ PROPOSAL BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON FEBRUARY 27, 2015

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais (Cemig)

– Whereas:

a) In its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws, including the following:

•	to keep the Company’s consolidated indebtedness less than or equal to 2 (two) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and
•	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and
•	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% (forty per cent) of Ebitda (profit before interest, taxes, depreciation and amortization);

b) under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification by grounds and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness: less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and
–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c) above these limits, including the case of limitation of Consolidated funds allocated to capital investment and acquisition of any assets to 40% of Ebitda (profit before interest, taxes, depreciation and amortization), the targets may be exceeded upon prior justification with grounds and specific approval by the stockholders in a General Meeting of Stockholders;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

d) Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) has won the concessions for Lot D of Aneel Auction 12/2015, on November 25, 2015; and

–	under Law 12783 of January 11, 2013, as amended by Provisional Measure 688 of August 18, 2015, the first tranche of the Concession Grant Fee (Bonificação pela Outorga – BO) is payable on December 30, 2015;

e) to make the payment of the first tranche of the Concession Grant Fee, Cemig GT intends to access the Brazilian capital market by an issue of promissory Notes in the amount of up to R$ 1,500,000,000.00 (one billion five hundred million Reais);

f) the investment in the Grant and the issue of the debt securities, combined with the changes which have taken place, and those expected to take place by the end of the year, in the ratios referred to in the by-laws of Cemig, will result in the indicators being higher than those approved by the Board of Directors, as follows:

Cemig holding company – Ratios – IFRS
2015
Net debt / Ebitda	2.63
Net debt / (Stockholders’ equity + net debt)	0.51
Capex / Ebitda	0.62
R$ million
Gross debt	15,304
Cash	1,318
Net debt	13,986
Ebitda	5,310
Capex	3,314
Stockholders’ equity	13,331

The Board of Directors of Companhia Energética de Minas Gerais – Cemig thus now proposes to you as follows:

Authorization for the following limit ratios, in 2015:

–	the Company’s consolidated indebtedness, as referred to in Subclause ‘a’ of Paragraph 7 of Clause 11 of the Company’s by-laws to be limited to 2.6 (two point six) times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);
–	the ratio referred to in Subclause ‘b’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity), to be limited to 51%; and
–	the quantity referred to in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, to be limited to 62% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, November 24, 2015.

José Afonso Bicalho Beltrão da Silva	Nelson José Hubner Moreira
Mauro Borges Lemos	Paulo Roberto Reckziegel Guedes
Allan Kardec de Melo Ferreira	Saulo Alves Pereira Junior
Arcângelo Eustáquio Torres Queiroz	Antônio Dirceu Araújo Xavier
Guy Maria Villela Paschoal	Bruno Magalhães Menicucci
Helvécio Miranda Magalhães Junior	Ricardo Wagner Righi de Toledo
José Henrique Maia	Tarcĺsio Augusto Carneiro
José Pais Rangel ”

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority. There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8. NOTICE TO STOCKHOLDERS DATED DECEMBER 30, 2015: PAYMENT OF INTEREST ON EQUITY: R$ 200 MILLION

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Payment of Interest on Equity: R$ 200 million

We advise stockholders that a meeting of the Executive Board held on December 30, 2015 decided on the following corporate action:

Payment of Interest on Equity:

in the amount of R$ 200,000,000.00 (two hundred million Reais),

corresponding to R$ 0.158947016 per share,

on account of the minimum obligatory dividend for 2015.

Stockholders will receive this payment after deduction of income tax at 15% withheld at source, unless they are exempt from this retention under the legislation.

For shares traded on the BM&FBovespa, the payment will be made to stockholders of record on December 30, 2015, in two installments:

•	the first by June 30, 2016 and

•	the second by December 30, 2016.

•	The shares will trade ‘ex-’ this entitlement on January 4, 2016.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the said credit should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details. Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for paying the amounts to holders.

Belo Horizonte, December 30, 2015

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MATERIAL ANNOUNCEMENT DATED JANUARY 5, 2016: CEMIG SIGNS CONCESSION CONTRACTS FOR 18 GENERATION PLANTS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

CEMIG SIGNS CONCESSION CONTRACTS FOR

18 GENERATION PLANTS

Further to the Material Announcement published on November 25, 2015, and in accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

Today (Jan. 5, 2015) Cemig’s wholly-owned subsidiary Cemig GT (Cemig Geração e Transmissão S.A.) signed the concession contracts for operation of the 18 generation plants offered as Lot D in Aneel Auction 12/2015 in November 2015, acquired by Cemig GT for R$ 2.26 billion. The signature took place at the Mining and Energy Ministry in Brasília.

For payment of the first tranche of the Concession Grant Fee (Bonificação pela Outorga) for these plants, on December 30, 2015 Cemig GT made its sixth issue of Commercial Promissory Notes, in a single series, in the amount of R$ 1.44 billion, with maturity at 360 days and remuneratory interest at 120% of the accumulated variation of average DI rates.

Cemig will keep the market appropriately informed of any new information on this subject.

Belo Horizonte, January 5, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET NOTICE DATED JANUARY 4, 2016: CLARIFICATION ON MEDIA REPORT

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Clarification on media report

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Reports in the media to the effect that Cemig’s Chief Executive Officer, Mr. Mauro Borges, has submitted his resignation are not true.

Mr. Borges is working normally in his functions designated under the by-laws and by the Board of Directors.

Belo Horizonte, January 4, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED JANUARY 7, 2016: CEMIGTELECOM: PRIVATE SECTOR NEGOTIATION

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

CemigTelecom: private sector negotiation

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Today Cemig’s wholly-owned subsidiary Cemig Telecom (Cemig Telecomunicações S.A.) published the following Market Announcement:

“In accordance with best Corporate Governance practices, Cemig Telecomunicações S.A. (“Cemig Telecom”), a company registered with the CVM and a provider of Multimedia Communication Services (SCM) under an authorization issued by Anatel (Agência Nacional de Telecomunicações – the Brazilian telecommunications regulator), informs the market as follows:

In relation to the interview given by the CEO of Cemig, the controlling stockholder of CemigTelecom, on the subject of the Company seeking a private-sector partner (as previously disclosed in Market Announcements of June 13, 2014 and April 10, 2015):

A negotiation is in progress with an entity of the private sector partner for the purpose of expanding and adding value to the Company’s business.

This negotiation is still pending conclusion. If it is finalized, it will need to be approved by the management bodies of both Cemig and CemigTelecom and, subsequently, by the Brazilian monopolies authority, CADE, and the competent regulators.

CemigTelecom reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholder, and underlines its commitment to publish all and any material information promptly at the appropriate time.”

Belo Horizonte, January 7, 2016.

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. MARKET ANNOUNCEMENT DATED JANUARY 7, 2016: CEMIG IN BRAZIL’S ICO2 CARBON EFFICIENT INDEX FOR 6TH CONSECUTIVE YEAR

COMPANHIA ENERGÉTICA DE MINAS GERAIS—CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig in Brazil’s ICO2 Carbon Efficient Index

for 6th consecutive year

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has been included in the portfolio of Brazil’s Carbon Efficient Stock Index – ICO2 – for the sixth year running.

The ICO2 includes companies that are efficient in terms of greenhouse gas emissions.

The new portfolio, in effect from January 6, 2016, comprises 31 shares of 29 companies.

In the initial four months of 2016 Cemig’s shares will represent 0.582% of the portfolio.

The ICO2 was created and developed by BM&FBovespa and the BNDES (Brazilian Development Bank), to encourage the most traded companies on the exchange to maximize efficiency in relation to greenhouse gas emissions.

Belo Horizonte, January 7, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. SUMMARY OF PRINCIPAL DECISIONS OF THE 652ND MEETING OF THE BOARD OF DIRECTORS HELD ON JANUARY 14, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of January 14, 2016

SUMMARY OF PRINCIPAL DECISIONS

At its 652nd meeting, held on January 14, 2016, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Signature of a corporate guarantee letter in which Cemig is guarantor of Cemig GT.

2.	Signature of confidentiality agreements, between companies of the Cemig Group and between companies and public institutions.

3.	Guarantee in the contracting of a loan by Cemig D.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

14. MARKET ANNOUNCEMENT DATED JANUARY 15, 2016: CEMIG GT’S DECISIONS ON RENEGOTIATION OF HYDROLOGICAL RISK FACTORS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Cemig GT’s decisions on renegotiation of hydrological risk factors

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig’s wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’) has opted to accept the proposal for renegotiation of the hydrological risk factor applying to plants included in Brazil’s Energy Reallocation Mechanism (Mecanismo de Realocação de Energia –MRE) in relation to Brazil’s Regulated Market (Ambiente de Contratação Regulada – ACR), in accordance with the conditions established by Aneel Resolution 684/2015 (‘REN 684/2015’). The decision covers the Irapé and Queimado Hydroelectric Plants.

Cemig GT opted not to accept the proposal for renegotiation of the hydrological risk factor applying to the other hydroelectric plants, which sell power in Brazil’s Free Market (Ambiente de Contratação Livre – or ACL).

In relation to the equity interest of 49% held by Cemig GT in LightGer, (a special-purpose company jointly controlled by Cemig GT and Light S.A.), we report that LightGer has opted not to accept any renegotiation of the hydrological risk factor.

Cemig GT will keep its stockholders and the market duly informed on all new information on this subject.

Belo Horizonte, January 15, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

15. MATERIAL ANNOUNCEMENT DATED JANUARY 19,2016: REDENTOR ENERGIA S.A.: DELISTING FINALIZED

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Redentor Energia S.A.: delisting finalized

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

Today Redentor Energia S.A. (“Redentor”) issued the following Material Announcement:

“ REDENTOR ENERGIA S.A.

LISTED COMPANY – CNPJ 12.126.500/0001-53 – NIRE 31.3.0010645-4

MATERIAL ANNOUNCEMENT

Redentor Energia S.A. (“Redentor” or “the Company”), further to its Material Announcement published on December 18, 2015 to the effect that it would proceed with its application to the Brazilian Securities Commission (CVM) for cancellation of its registry for listing, now informs its stockholders and the market, in compliance with CVM Instruction 358 of January 3, 2002, as amended, as follows:

On today’s date Redentor received Official Letter 20/2016-CVM/SEP/GEA-1 from the CVM, informing the Company of the approval of the cancellation of Redentor’s registry for listing, in Category ‘A’, after compliance by the Company with all the applicable legal and regulatory requirements.

As a result, as from today’s date the Company’s shares will no longer be listed for trading on BM&FBovespa S.A., the São Paulo Securities and Futures Exchange.

Belo Horizonte, January 19, 2016

Guilherme Rodrigues de Paula Chiari

Chief Financial and Investor Relations Officer

Belo Horizonte, January 19, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

16. MINUTES OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS HELD ON JANUARY 20, 2016

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

MINUTES

OF THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

HELD ON

JANUARY 20, 2016

On the twentieth of January, two thousand and sixteen, at 11 a.m. at the company’s head office, Av. Barbacena 1200, 21st Floor, Santo Agostinho, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais – Cemig met in Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements. The stockholder The State of Minas Gerais was represented by Mr. Danilo Antônio de Souza Castro, Procurator of the State of Minas Gerais, in accordance with the current legislation.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Extraordinary General Meeting of Stockholders, and that under Clause 10 of the Company’s by-laws the stockholders present should choose the Chair of this Meeting.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Ary Ferreira Filho to chair the Meeting.

The proposal of the representative of the stockholder The State of Minas Gerais was put to debate, and to the vote, and approved unanimously.

The Chair then declared the Meeting open, and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on December 18, 19 and 22, 2015, in Minas Gerais, official publication of the Powers of the State, on pages 110, 34 and 38, respectively; and on December 18, 19 and 20, 2015, in the newspaper O Tempo, on pages 33, 20 and 20, respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on January 20, 2016 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matter:

• Changes to the Board of Directors, due to temporary impediment of a Member.

Under Article 3 of CVM Instruction 165 of December 11, 1991, as amended by CVM Instruction 282 of June 26, 1998 and subsequent amendments, adoption of the multiple voting system for election of members of the Company’s Board of Directors requires the vote of stockholders representing a minimum of 5% (five per cent) of the voting stock.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, as amended, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by January 18, 2016, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Secretariat Office (Superintendência da Secretaria Geral e Executiva Empresarial) at Av. Barbacena, 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, December 16, 2015.

( Signed by: ) José Afonso Bicalho Beltrão da Silva

                      Chair of the Board of Directors”

The Chair then stated that due to temporary impediment of the sitting member of the Company’s Board of Directors Otávio Marques de Azevedo, and receipt, on January 4, 2016, of his letter of resignation, there is a need for appointment of a new member of the Board of Directors; and that, independently of the current period of office of the members of the Board of Directors having been begun by adoption of the multiple vote, the stockholders FIA Dinâmica Energia and AGC Energia S.A. had requested, as per a letter in the Company’s possession, that this process of election should be maintained.

The Chair pointed out that it will be necessary first, in view of Clause 12 of the by-laws, to proceed to election of the sitting member and his respective substitute member put forward by representatives of the holders of the preferred shares, and only then to apply the instrument of Multiple Vote to fill the remaining vacancies on the Board of Directors.

Asking for the floor, and having in mind the decision of the CVM (the Brazilian Securities Commission) in response to Consultation on Regulation No. 3649/2002, the stockholder Alexandre de Queiroz Rodrigues asked whether any of the minority stockholders present had any interest in dismissing any of the present members of the Board of Directors, who had been elected by separate vote in the Extraordinary General Meeting of Stockholders held on April 30, 2014.

Since no view was put forward to this effect, the Chair proposed that:

Guy Maria Villela Paschoal

– Brazilian, married, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Jornalista Djalma Andrade 210, Belvedere, CEP 30320-540, bearer of Identity Card M-616, issued by the Public Safety Department of the State of Minas Gerais, and of CPF 000798806-06;

should be maintained as a sitting member, and proposed as his substitute member:

Flávio Miarelli Piedade,

– Brazilian, married, company manager, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Maranhão 1418/2401, Funcionários, CEP 30150-331, bearer of Identity Card M-2756875, issued by the Public Safety Department of Minas Gerais State, and CPF 703736396-00.

– both to serve the remainder of the present term of office, that is to say until the Annual General Meeting of 2016.

The Chair, with the consent of the majority of the representatives of the holders of preferred shares, ratified the decision that the members referred to above should remain on the Board of Directors of Cemig.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

He then stated that it was the attribution of this meeting to elect the other sitting and substitute members of the Board of Directors, to serve the same period of 2 years, begun on April 30, 2014, that is to say until the Annual General Meeting to be held in 2016; and that 26,459,412 shares were necessary for the election of each member of the Board of Directors.

The Chair then further stated that, to complete the Board of Directors, the stockholder FIA Dinâmica Energia could put forward 1 (one) sitting member and the corresponding substitute member; the stockholder AGC Energia S.A. could put forward 5 (five) sitting members and their respective substitute members; and the stockholder The State of Minas Gerais could put forward 8 (eight) sitting members and their respective substitute members.

The representative of the stockholder FIA Dinâmica Energia then asked for the floor, and proposed election of the following persons to the Board of Directors:

– as sitting member:

José Pais Rangel

– Brazilian, married, lawyer, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card No. 22191 issued by the Brazilian Bar association of Rio de Janeiro, and CPF 239775667-68;

– and as his substitute member:
José João Abdalla Filho	– Brazilian, single, banker, domiciled in Rio de Janeiro, Rio de Janeiro State, at Av. Presidente Vargas 463/13º andar, Centro, CEP 20071-003, bearer of Identity Card Nº 1439471, issued by the Public Safety Department of São Paulo State, and CPF 245730788-00.

Asking for the floor, the representative of the stockholder AGC Energia S.A. then proposed election of the following to the Board of Directors:

Sitting members:

Eduardo Borges de Andrade	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M925419 issued by the Public Safety Department of Minas Gerais State, and CPF 000309886-91;
José Henrique Maia	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card 6093/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais (CREA-MG), and CPF 007936206-00;
Paulo Roberto Reckziegel Guedes	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG13975681 issued by the Public Safety Department of Minas Gerais State, and CPF 400540200-34;
Ricardo Coutinho de Sena	– Brazilian, married, engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M30172 issued by the Public Safety Department of Minas Gerais State, and CPF 090927496-72; and
Saulo Alves Pereira Junior	– Brazilian, married, electrical engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M5345878, issued by the Public Safety Department of Minas Gerais State, and CPF 787495906-00;

and as their respective substitute members:

Tarcísio Augusto Carneiro	– Brazilian, legally separated, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG1076524, issued by the Public Safety Department of Minas Gerais State, and CPF 372404636-72;
Newton Brandão Ferraz Ramos	– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Marina Rosenthal Rocha	– Brazilian, married, civil engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11781993, issued by the Public Safety Department of Minas Gerais State, and CPF 060.101.836-26;
Bruno Magalhães Menicucci	– Brazilian, single, production engineer, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG11890035, issued by the Public Safety Department of Minas Gerais State, and CPF 081100286-16; and
José Augusto Gomes Campos	– Brazilian, married, physicist, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card M3059793, issued by the Public Safety Department of Minas Gerais State, and CPF 505516396-87,

respectively.

The nominations made by the representatives of the stockholders FIA Dinâmica Energia and AGC Energia S.A. were placed in debate, and, subsequently, put to the vote, and were both approved by a majority of votes.

The representative of the stockholder The State of Minas Gerais then asked for the floor, and proposed election of the following persons as members of the Board of Directors:

Sitting members:

José Afonso Bicalho Beltrão da Silva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG at Rua Curitiba 2233/501, Lourdes, CEP 30170-122, bearer of Identity Card MG568870, issued by the Public Safety Department of Minas Gerais State, and CPF nº 098044046-72;

Mauro Borges Lemos	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG992314, issued by the Public Safety Department of Minas Gerais State, and CPF 316720516-49;

Allan Kardec de Melo Ferreira	– Brazilian, widowed, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Oscar Versiani Caldeira 239, Mangabeiras, CEP 30210-280, bearer of Identity Card M92892, issued by the Public Safety Department of the State of Minas Gerais, and CPF Nº 054541586-15;

Arcângelo Eustáquio Torres Queiroz	– Brazilian, married, electricity employee, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Carmo do Paranaíba 292/202, Itapuã, CEP 31710-140, bearer of Identity Card MG3632038, issued by the Public Safety Department of the State of Minas Gerais, and CPF 539109746-00,

Helvécio Miranda Magalhães Junior	– Brazilian, single, doctor, resident and domiciled in Belo Horizonte, MG, at Rua Cláudio Manoel 735/1104, Funcionários, CEP 30140-100, bearer of Identity Card 161715-0, issued by the Public Safety Department of Minas Gerais State, and CPF 561966446-53;

Marco Antônio de Rezende Teixeira	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, MG, at Rua Senhora das Graças 64/801, Cruzeiro, CEP 30310-130, bearer of Identity Card M611582, issued by the Public Safety Department of Minas Gerais State, and CPF 371515926-04;

Marco Antonio Soares da Cunha Castello Branco	– Brazilian, married, engineer, domiciled in Belo Horizonte, MG, at Rua Pium-I 1601/401, Cruzeiro, CEP 30310-080, bearer of Identity Card M753845, issued by the Public Safety Department of Minas Gerais State, and CPF 371150576-72; and

Nelson José Hubner Moreira	– Brazilian, married, electrical engineer, resident and domiciled in Brasília, Federal District, at AOS 2, Bloco G, Ap. 203, CEP 70660-027, bearer of Identity Card 1413159, issued by the Félix Pacheco Institute of the State of Rio de Janeiro, and CPF nº 443875207-87;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

and as their respective substitute members:

Bruno Westin Prado Soares Leal	– Brazilian, married, economist, resident and domiciled in Brasília, Federal District, at SQN 107, Bloco E, Ap. 110, Asa Norte, CEP 70743-050, bearer of Identity Card 8553405 issued by the Public Safety Department of Minas Gerais State, and CPF nº 055230506-52;

Samy Kopit Moscovitch,	– Brazilian, married, economist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card 6568-4, issued by the Regional Council of Economists of Minas Gerais State (Corecon-MG), and CPF 432564816-04;

Luiz Guilherme Piva	– Brazilian, married, economist, resident and domiciled in Belo Horizonte, MG, at Rua Professor Estevão Pinto 555/404, Serra, CEP 30220-060, bearer of Identity Card MG2084020, issued by the Public Safety Department of Minas Gerais State, and CPF 454442936-68;

Franklin Moreira Gonçalves	– Brazilian, married, data processing technologist, domiciled in Belo Horizonte, Minas Gerais at Av. Barbacena 1200, 18th floor, A1 Wing, CEP 30190-131, bearer of Identity Card MG5540831, issued by the Minas Gerais State Civil Police, and CPF 754988556-72;

Wieland Silberschneider	Brazilian, divorced, economist, domiciled in Belo Horizonte, Minas Gerais, at Rua Herculano de Freitas, 1210/301, Gutierrez, CEP 30441-023, bearer of Identity Card 4040 issued by the Regional Council of Economists of Minas Gerais State (Corecon-MG) and CPF 451960796-53;

Antônio Dirceu Araujo Xavier,	– Brazilian, married, lawyer, resident and domiciled in Nova Lima, Minas Gerais, at Alameda Monte Cristallo 16, Condomínio Villa Alpina, CEP 34000-000, bearer of Identity Card 14351, issued by the Brazilian Bar Association, Minas Gerais Chapter (OAB/MG), and CPF 068412446-72;

Ricardo Wagner Righi de Toledo	– Brazilian, widower, manager, domiciled in Belo Horizonte, Minas Gerais, at Rua Arquiteto Rafaello Berti 690, Mangabeiras, CEP 30210-120, bearer of Identity Card MG4172543, issued by the Public Safety Department of Minas Gerais State, and CPF 299492466-87; and

Carlos Fernando da Silveira Vianna	– Brazilian, single, engineer, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Pólos 424/700, Santa Lúcia, CEP 30360-530, bearer of Identity Card 23844/D, issued by the Regional Council of Engineers and Agronomists of Minas Gerais (CREA-Minas Gerais), and CPF nº 319830656-68.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and, subsequently, to the vote, and were approved by a majority of votes.

The board members elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, that they do not occupy any post in a company which could be considered to be a competitor of the Company, and that they do not have nor represent any interest conflicting with that of Cemig; and they made a solemn commitment to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

The Chair further stated that, as a result of the new composition of the Board of Directors of Cemig, and according to the provisions of § 1 of Clause 11 of the by-laws of Cemig, and § 1 of Clause 8º of the by-laws of Cemig Distribuição S.A. (‘Cemig D’) and of Cemig Geração e Transmissão S.A. (‘Cemig GT’) there is a need for change in the composition of the Boards of Directors of the wholly-owned subsidiaries Cemig D and Cemig GT, since the structure and composition of the Boards of Directors of those Companies must be identical to those of Cemig.

The Chair then drew the attention of the stockholders present to the Proposal made by the Board of Directors in relation to change in the composition of the Boards of Directors of Cemig D and Cemig GT, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON

JANUARY 20, 2016

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)	the Board Member Otávio Marques de Azevedo, sitting Member of the Boards of Directors of Cemig, Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., has become temporarily impeded;
b)	an Extraordinary General Meeting of Stockholders of Cemig will be held on January 20, 2016, to change the composition of the Company’s Board of Directors;
c)	Clause 11, Paragraph 1 of the by-laws of Cemig provides as follows:

“Clause 11 – .

§1	The structure and composition of the Board of Directors and the Executive Board of the Company shall be identical in the wholly-owned subsidiaries Cemig Distribuição S.A and Cemig Geração e Transmissão S.A., with the exception that only the wholly-owned subsidiary Cemig Distribuição S.A. shall have a Chief Distribution and Sales Officer, and only the wholly-owned subsidiary Cemig Geração e Transmissão S.A. shall have a Chief Generation and Transmission Officer.”
d)	The Sole sub-paragraph of Clause 8 of the by-laws of Cemig D and Cemig GT states:
“Article	8 – .
§1	The members of the Board of Directors must, obligatorily, be the same members of the Board of Directors of the sole stockholder, Cemig;

Subclause ‘g’ of Paragraph 4 of Clause 21 of the by-laws of Cemig states the following as attribution and responsibility of the Executive Board:

“Clause	21 – .
§	4º g) approval, upon proposal by the Chief Executive Officer, prepared jointly with the Chief Business Development Officer and the Chief Finance and Investor Relations Officer, of the statements of vote in the General Meetings of the wholly-owned and other subsidiaries, affiliated companies and in the consortia in which the Company participates, except in the case of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the competency to decide on these matters shall be that of the General Meeting of Stockholders, and decisions must obey the provisions of these Bylaws, the decisions of the Board of Directors, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan;”; and
e)	that Cemig D and Cemig GT will each hold an Extraordinary General Meeting of Stockholders, also on January 20, 2016, to make changes to their Board of Directors, in the event that the composition of the Audit Board of this Company is changed on that date;

do now propose to you as follows:

that the representatives of Cemig, in the Extraordinary General Meeting of Stockholders of Cemig D and the Extraordinary General Meeting of Stockholders of Cemig GT, to be held on January 20, 2016, should vote in favor of alteration in the composition of the Board of Directors of those companies in the event that there is a change in the composition of the Board of Directors of Cemig.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, December 16, 2015.

Signed:

José Afonso Bicalho Beltrão da Silva,                                              Mauro Borges Lemos,                                                      Allan Kardec de Melo Ferreira,

Arcângelo Eustáquio Torres Queiroz,                                                Eduardo Borges de Andrade,                                         Guy Maria Villela Paschoal,

Helvécio Miranda Magalhães Junior,                                                José Henrique Maia,                                                        Paulo Roberto Reckziegel Guedes,

Marco Antônio de Rezende Teixeira,                                                José Pais Rangel,                                                            Nelson José Hubner Moreira,

Marco Antônio Soares da C. Castello Branco                                 Saulo Alves Pereira Junior,                                              Bruno Magalhães Menicucci “.

The above proposal was put to debate, and subsequently to a vote, and was approved by a majority.

There being no further business, the Chair opened the meeting to the floor, and since no-one wished to speak, ordered the meeting suspended for the time necessary for the writing of the minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. MARKET ANNOUNCEMENT DATED JANUARY 22, 2016: MATERIAL STOCKHOLDING – BANCO CLÁSSICO

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Material stockholding – Banco Clássico

In accordance with CVM Instruction 358 of January 3, 2002, as amended, Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig has received the following notice from Banco Clássico S.A.:

“In compliance with Article 12 of CVM Instruction 358 of January 3, 2002, we notify you that Banco Clássico S.A., through its exclusive fund FIA Dinâmica Energia, acquired 2,360,000 preferred shares in Companhia Energética de Minas Gerais – CEMIG in trading on the São Paulo Stock Exchange on January 20, 2016, for a total of R$ 10,012,221.80 (ten million twelve thousand two hundred twenty one Reais and eighty centavos).

This acquisition brings the interest held by FIA Dinâmica Energia in Companhia Energética de Minas Gerais – CEMIG to 44,220,090 (5.28%) PN shares and 39,948,054 (9.49%) ON shares, representing 6.68% of Cemig’s total share capital.

In further comment on this transaction and in keeping with the said CVM Instruction, we report that the intention of Banco Clássico S.A. with this transaction is to diversify the investments of FIA Dinâmica Energia in electricity, while also seeking to direct part of the Bank’s investments to Brazil’s infrastructure sector.

Complementing the above information, we attach the complete description of the Bank’s details as required by Sub-items I and III of Article 12 of CVM Instruction 358 of January 3, 2002.”

Belo Horizonte, January 22, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

18. MATERIAL ANNOUNCEMENT DATED FEBRUARY 2, 2016: INCREASE IN THE CAPITAL OF RENOVA

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

INCREASE IN THE CAPITAL OF RENOVA

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, in compliance with CVM Instruction 358 of January 3, 2002, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&FBovespa S.A.) and the market in general as follows:

On February 2, 2016 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“ MATERIAL ANNOUNCEMENT – INCREASE IN CAPITAL

Renova Energia S.A. (RNEW11) (‘the Company’), in accordance with CVM Instruction 358/2002, as amended, hereby informs its stockholders and the market that the meeting of the Board of Directors of Renova held today approved an increase in the Company’s capital of up to R$ 731,247,640.38 (seven hundred thirty one million two hundred forty seven thousand six hundred forty Reais and thirty eight centavos), by issue of a total of up to 81,587,997 new common shares and up to 28,208,946 new preferred shares, all nominal, book-entry shares without par value, at issue price of R$ 6.66 per common share and preferred share, and R$ 19.98 per Unit (‘the Capital Increase’).

The Capital Increase will be within the limit of the authorized capital, all new shares being identical to the respective existing common and preferred shares, and take place through private subscription, with present stockholders having preference to participate in proportion to their current stockholdings.

Each common or preferred share, and each Unit, shall carry the right of preference to subscribe, respectively, 0.344436239 of a new share or Unit.

A Notice to Stockholders will contain all the information about the Capital Increase and the right of preference.

(Continued: >

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The Capital Increase is one of the actions for implantation of Renova’s business plan, following cancellation of Phase II of the transaction with TerraForm Global. The new business plan will re-scale future investments, adapting them to present market conditions, which include less attractive conditions of liquidity and availability of credit.

Renova continues to work on several fronts to execute this plan. So far it has announced an important change in the Executive Board, renegotiations of debt, bringing forward of funds under energy supply contracts, and adaptation of personnel – in decisions to achieve a lighter, more efficient and more flexible structure.

The Capital Increase will strengthen Renova’s cash position, providing funding for projects currently under construction and others under development, and payment of expenses and debt of the holding company.

Renova will keep stockholders and the market informed about the Capital Increase and other material information. “

Cemig will take part in this increase in the capital of Renova Energia S.A through its wholly-owned subsidiary Cemig Geração e Transmissão S.A., which has approved allocation of up to R$ 240.0 million.

Of this amount:

R$ 85 million will be subscribed and paid on February 3, 2016;

R$	115.0 million will be subscribed and paid in March 2016; and

up to R$ 40.0 million will be subscribed and paid in the phase, if any, for subscription of shares not otherwise subscribed and paid up.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the conclusion of this transaction.

Belo Horizonte, February 2, 2016

Fabiano Maia Pereira

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.